SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                           (Amendment No. 1)


                         FIDELITY BANCORP, INC.
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                           (Name of Issuer)

                     Common Stock, $0.01 Par Value
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                    (Title of Class and Securities)

                              31583B-10-5
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                            (CUSIP Number)


                            Lindalee Hansen
                       Human Resource Director
                        Fidelity Bancorp, Inc.
                         5455 W. Belmont Ave.
                          Chicago, Illinois
                           (773) 736-4414
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             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                           January 17, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              SCHEDULE 13D

CUSIP No.  31583B-10-5
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1.   NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond S. Stolarczyk                 I.R.S. Identification No.  ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ( )
(b) (X)

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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                                   7.   SOLE VOTING POWER

NUMBER OF                               131,545*
SHARES                             -------------------------------------------
BENEFICIALLY                       8.  SHARED VOTING POWER
OWNED BY
EACH                                   166,185**
REPORTING                          -------------------------------------------
PERSON                             9.  SOLE DISPOSITIVE POWER
WITH
                                       131,545*
                                   -------------------------------------------
                                   10. SHARED DISPOSITIVE POWER

                                       166,185**

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          297,730

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  ( )

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        9.36%***

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14.  TYPE OF REPORTING PERSON

IN
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*    Includes: (i) 95,085 shares owned as sole trustee of the Raymond S.
     Stolarczyk Trust U/A/D 9/22/94; (ii) 4,890 shares held in his IRA; (iii) 30,070 shares owned by Mr. Stolarczyk through the Fidelity Federal Savings Bank Employee Stock Ownership Plan; and (iv) 1,500 exercisable options granted under the Fidelity Bancorp, Inc. 1993 Stock Option Plan.

** Includes: (i) 129,520 shares owned jointly with his wife, Bonnie Stolarczyk; (ii) 1,503 shares owned by Bonnie Stolarczyk; (iii) 22,212 shares owned by Bonnie Stolarczyk as sole trustee of the Bonnie J. Stolarczyk Trust II U/A/D 9/22/94; (iv) 3,584 shares acquired by Bonnie Stolarczyk pursuant to the Fidelity Federal Savings Bank 1993 Director Deferred Fee Plan; (v) 3,765 shares held in Bonnie Stolarczyk's IRA; (vi) 3,486 exercisable options granted to Bonnie Stolarczyk under the Fidelity Bancorp, Inc. 1993 Stock Option Plan for Outside Directors; (vii) 510 shares owned by certain of Mr. Stolarczyk's children, for which Mr. Stolarczyk and Bonnie Stolarczyk act as custodians under the Uniform Gift to Minors Act; and (viii) 1,605 shares owned by certain of Mr. Stolarczyk's children.

*** Based upon 3,091,515 shares outstanding as of December 23, 2002, as represented by Fidelity Bancorp, Inc. in its Proxy Statement filed on Form 14A, and filed on January 13, 2003.






























                            SCHEDULE 13D

CUSIP No.  31583B-10-5

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bonnie J. Stolarczyk            I.R.S. Identification No. ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ( )
(b) (X)

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

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7. CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                              7.  SOLE VOTING POWER

NUMBER OF                         34,550
SHARES                       -------------------------------------------------
BENEFICIALLY                  8.  SHARED VOTING POWER
OWNED BY
EACH                              263,180**
REPORTING                     -------------------------------------------------
PERSON                        9.  SOLE DISPOSITIVE POWER
WITH
                                  34,550*
                              -------------------------------------------------
                              10. SHARED DISPOSITIVE POWER

                                  263,180*

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          297,730

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES  ( )

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        9.36%***

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14.  TYPE OF REPORTING PERSON

IN
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*  Includes: (i) 1,503 shares owned by her; (ii) 22,212 shares owned as sole trustee of the Bonnie J. Stolarczyk Trust II U/A/D 9/22/94; (iii) 3,584 shares acquired by her pursuant to the Fidelity Federal Savings Bank 1993 Director Deferred Fee Plan; (iv) 3,765 shares held in her IRA; and (v) 3,486 exercisable options granted to her under the Fidelity Bancorp, Inc. 1993 Stock Option Plan for Outside Directors.

** Includes: (i) 129,520 shares owned jointly with her husband, Raymond Stolarczyk, a director of the company; (ii) 95,085 shares owned by Raymond Stolarczyk as sole trustee of the Raymond S. Stolarczyk Trust U/A/D 9/22/94;
(iii) 4,890 shares held in Raymond Stolarczyk's IRA; (iv) 30,070 shares owned by Raymond Stolarczyk through the Fidelity Federal Savings Bank Employee Stock Ownership Plan; (v) 1,500 exercisable options granted to Raymond Stolarczyk under the Fidelity Bancorp, Inc. 1993 Stock Option Plan; (vi) 510 shares owned by certain of Ms. Stolarczyk's children, for which Ms. Stolarczyk and Raymond Stolarczyk act as custodians under the Uniform Gift to Minors Act; (vii) 1,605 shares owned by certain of Ms. Stolarczyk's children.

*** Based upon 3,091,515 shares outstanding as of December 23, 2002, as represented by Fidelity Bancorp, Inc. in its Proxy Statement filed on Form 14A, and filed on January 13, 2003.





























The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as exhibits hereto and incorporated herein by reference.

Item 1.   Security and Issuer

     This Amendment No. 1 on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $0.01 per share ("Common Stock"), of Fidelity Bancorp, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 5455 W. Belmont Ave., Chicago, Illinois.

Item 2.   Identity and Background.

     (a) This Schedule 13D is being filed by Raymond S. Stolarczyk ("Mr. Stolarczyk") and Bonnie J. Stolarczyk, Mr. Stolarczyk's wife ("Ms. Stolarczyk"). Mr. Stolarczyk and Ms. Stolarczyk are sometimes collectively referred to herein as the "Reporting Persons."

     (b) The business address of each of the Reporting Persons is 5455 W. Belmont Ave., Chicago, Illinois.

     (c) Mr. Stolarczyk is a Director and the Chairman of the Board and Chief Executive Officer of each of Issuer and Fidelity Federal Savings Bank. Ms. Stolarczyk is a Director of Fidelity Federal Savings Bank. Issuer is the holding company for Fidelity Federal Savings Bank, which provides retail banking services. The principal business address of Fidelity Federal Savings Bank is 5455 West Belmont Avenue, Chicago, Illinois.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)    Each of the Reporting Persons is a United States citizen.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired their shares of Common Stock with personal funds and through employee and director benefit plans of Issuer and Fidelity Federal Savings Bank. Additionally, on January 17, 2003, Mr. Stolarczyk exercised options to purchase 83,876 shares of Common Stock. The source of consideration used to pay the exercise price of such options was shares of Common Stock owned, directly or indirectly, by Mr. Stolarczyk and shares of Common Stock owned, directly or indirectly, by Ms. Stolarczyk.


Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired shares of Common Stock for investment purposes.

     Except as set forth in Item 6, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended ("1934 Act").


Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) - (b)      As set forth on the cover page.
           (c) On January 17, 2003, Mr. Stolarczyk exercised options to purchase 83,876 shares of Common Stock. The source of consideration used to pay the exercise price of such options was shares of Common Stock owned, directly or indirectly, by Mr. Stolarczyk and shares of Common Stock owned, directly or indirectly, by Ms. Stolarczyk.

           (d) Not applicable.
           (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Agreement and Plan of Reorganization dated December 16, 2002 (the "Merger Agreement") between MAF Bancorp, Inc. ("MAF") and Issuer, each of the Reporting Persons entered into a Letter Agreement dated December 16, 2002 (the "Letter Agreements") with MAF, copies of which are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated by reference into this Item 6. Pursuant to the Letter Agreements, each of the Reporting Persons agrees, among other things, (i) prior to the effective time of the merger contemplated in the Merger Agreement, not to sell, assign, transfer or otherwise dispose of any shares of Common Stock owned of record or beneficially by him or her, except in certain circumstances set forth in the Letter Agreement and (ii) to vote shares of Common Stock which he or she is entitled to vote: (a) in favor of the adoption of the Merger Agreement; (b) against any action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement; and (c) against any action or agreement which would impede or interfere with the transactions contemplated by the Merger Agreement.


Item 7.     Material to be Files as Exhibits


Exhibit A.  Letter Agreement dated December 16, 2002 from Raymond S. Stolarczyk to MAF Bancorp, Inc.

Exhibit B.  Letter Agreement dated December 16, 2002 from Bonnie J. Stolarczyk to MAF Bancorp, Inc.

Exhibit C.  Joint Filing Agreement dated January 30, 2003 between Raymond S.
            Stolarczyk and Bonnie J. Stolarczyk.









SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 2003


RAYMOND S. STOLARCZYK

/s/ Raymond S. Stolarczyk
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BONNIE J. STOLARCZYK

/s/ Bonnie J. Stolarczyk
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